4-11-02

SEC 02021811 COMMISSION 549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 29 2002

| SEC FILE NUMBER |
|---|
| 8-52943 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diesel Energy International L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4144 N. Central Expressway #400 LB31
(No. and Street)

Dallas (City) Texas (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. C. Allen 214-824-5774
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Vogel & Co
(Name – *if individual, state last, first, middle name*)

10440 N. Central Expwy #1200 Dallas TX 75231
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diesel Energy International LLC, as of 28th of March, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Dawn M. Schwalen

Notary Public

DAWN M. SCHWALEN
MY COMMISSION EXPIRES
AUGUST 6, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

# DIESEL ENERGY INTERNATIONAL, L.L.C.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001

## CONTENTS

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

## INDEPENDENT AUDITORS' REPORT

**To the Member**
**Diesel Energy International, L.L.C.**

We have audited the accompanying statement of financial condition of Diesel Energy International, L.L.C. as of December 31, 2001, and the related statements of loss, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diesel Energy International, L.L.C. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**PHILIP VOGEL & CO. PC**

Philip Vogel & Co. PC

**Certified Public Accountants**

**Dallas, Texas**

**March 22, 2002**

**DIESEL ENERGY INTERNATIONAL, L.L.C.**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2001**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,426 |
| Prepaid expenses - Central Registration Depository | | 6,049 |
| | $ | 14,475 |
| **Liabilities and member's equity** | | |
| Liabilities | $ | 0 |
| Member's equity | | 14,475 |
| | $ | 14,475 |

*The accompanying notes are an integral part of this statement.*

**DIESEL ENERGY INTERNATIONAL, L.L.C.**

**STATEMENT OF LOSS**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | |
|---|---|
| Revenues | $ 0 |
| Expenses: | |
| Exchange and registration fees | $ 37,451 |
| Occupancy expenses | 23,971 |
| Other expenses | 1,574 |
| Reimbursed expenses | (25,532) |
| Total expenses | $ 37,464 |
| Net loss | $ (37,464) |

*The accompanying notes are an integral part of this statement.*

# DIESEL ENERGY INTERNATIONAL, L.L.C.

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Balances - January 1, 2001 | $ | 0 |
| Capital contribution | | 51,939 |
| Net loss for the year | | (37,464) |
| Balances - December 31, 2001 | $ | 14,475 |

*The accompanying notes are an integral part of this statement.*

**DIESEL ENERGY INTERNATIONAL, L.L.C.**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001**

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2001 | $ | 0 |
| Increase during the year | | 0 |
| Decrease during the year | | 0 |
| Subordinated borrowings at December 31, 2001 | $ | 0 |

*The accompanying notes are an integral part of this statement.*

## DIESEL ENERGY INTERNATIONAL, L.L.C.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (37,464) |
| Changes in operating assets: | | |
| Increase in prepaid expenses | | (6,049) |
| Net cash used by operating activities | $ | (43,513) |
| Cash flows from financing activities: | | |
| Capital contributed | | 51,939 |
| Net increase in cash and cash equivalents | $ | 8,426 |
| Cash and cash equivalents: | | |
| Beginning of year | | 0 |
| End of year | $ | 8,426 |

*The accompanying notes are an integral part of this statement.*

# DIESEL ENERGY INTERNATIONAL, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

**Note A - Organization and nature of business:**

Diesel Energy International, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged by Pioneer Energy Resources, L.L.C. as a placement agent to offer and sell units of working interests in oil and gas drilling projects. The Company is a Texas limited liability company and maintains its principal office in Dallas, Texas. The single member owner is PER Holdings Corp. (PER), a Texas corporation.

**Note B – Summary of significant accounting policies:**

**Securities transactions**

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

**Cash and cash equivalents**

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

**Note C - Net capital requirements:**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Company had net capital of $8,426 which was $3,426 in excess of its required net capital of $5,000. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

**Note D - Reserve requirement:**

The Company does not engage in any transactions which would require the maintenance of a reserve account under SEC rule 15c3-3.

**DIESEL ENERGY INTERNATIONAL, L.L.C.**

**NOTES TO FINANCIAL STATEMENTS**

**Note E - Income taxes:**

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member in the member's return.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 and uses the liability method of accounting for state income taxes. Under this liability method, a provision for state income taxes is recorded to the extent that the amount of state tax payable on the Company's income exceeds the state franchise tax payable based on the Company's capital.

The amount of income-based state taxes payable in future years on the net temporary differences between the financial reporting and the tax reporting basis of the Company's assets and liabilities does not exceed the capital-based state franchise taxes payable in future years. Therefore, no deferred state tax liabilities or assets have been recognized in the accompanying financial statements.

**Note F - Management contract:**

The Company entered into a service/management agreement with PER Holdings Corp. (PER). PER provides basic services to the Company and pays all of the Company's overhead expenses, as defined. According to the agreement, PER may invoice the Company for such overhead expenses. PER agrees to waive payment on that portion of the overhead expenses which would result in the Company's net capital, as defined, to be reduced to an amount less than the minimum net capital required for the Company, as set forth in SEC Rule 15c3-1.

**Note G - Reimbursed expenses:**

The Company entered into a sublease for office space effective March 1, 2001 through June 30, 2001. Occupancy expenses for that period are reflected in the financial statements. The occupancy expenses were paid by PER and therefore are reflected as offsetting reimbursed expenses.

# SUPPLEMENTAL INFORMATION

# SCHEDULE I

## DIESEL ENERGY INTERNATIONAL, L.L.C.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity | | $ 14,475 |
| Deduct member's equity not allowable | | 0 |
| Total member's equity qualified for net capital | | $ 14,475 |
| Add: | | |
| Subordinated borrowings allowable | | 0 |
| Total capital and allowable subordinated borrowings | | $ 14,475 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Other | $ 6,049 | |
| Total nonallowable assets | | 6,049 |
| Net capital before haircuts on securities positions | | $ 8,426 |
| Haircuts on securities | | 0 |
| Net capital | | $ 8,426 |
| Aggregate indebtedness | | $ 0 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | $ 5,000 | |
| Excess net capital | $ 3,426 | |
| Excess net capital at 1000% | $ 8,426 | |
| Ratio of aggregate indebtedness to net capital | 0 to 1 | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001): | | |
| Net capital as reported in Company's Part II (unaudited) Focus Report | $ 8,426 | |
| Audit adjustments | 0 | |
| Net capital per above | $ 8,426 | |

# SCHEDULE II

## DIESEL ENERGY INTERNATIONAL, L.L.C.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Diesel Energy International, L.L.C. does not engage in any transactions which require the maintenance of a reserve account under Rule 15c3-3.

# SCHEDULE III

## DIESEL ENERGY INTERNATIONAL, L.L.C.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Diesel Energy International, L.L.C. operates as exclusive placement agent to Pioneer Energy Resources, L.L.C. and does not have possession or control of customer accounts.

## SCHEDULE IV

## DIESEL ENERGY INTERNATIONAL, L.L.C.

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Diesel Energy International, L.L.C. does not engage in any transactions resulting in segregation requirements and funds in segregation.